UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38857

SANGRIX INC.

160 Robinson Road, 12 F,

SBF Center, Singapore 068914

T: 347-556-4747

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

At the extraordinary general meeting of shareholders (the “Meeting”), convened on August 21, 2026, the shareholders, by a special resolution, among other things, (a) approved a change of the name of the Company (the “Name Change”) from “BIT ORIGIN LTD” to “SANGRIX INC.”; and (b) authorized the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorized, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolution.

On August 26, 2026, the directors approved the Name Change, and in connection with the Name Change, the directors approved changing the trading symbol for the Company’s class A ordinary shares from “BTOG” to “SGRX.”

Upon the opening of the market on September 4, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market under the new name “SANGRIX INC.” and new symbol “SGRX.” The CUSIP number of the Company’s class A ordinary shares will remain the same.

Attached to this report as Exhibit 99.1 is a copy of the press release dated September 3, 2026, titled “Bit Origin Rebrands to SANGRIX as Part of AI Infrastructure Transition”.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Bit Origin Rebrands to SANGRIX as Part of AI Infrastructure Transition

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	SANGRIX INC.

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer, and Chairman of the Board

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